UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Overview

On March 3, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing the appointment of Matthew S. Kayton as Executive Vice President and Chief Strategy Officer of the Company and of Stephen J. Bernstein as a member of the Company’s Board of Directors.  Both appointments are effective immediately.  A copy of the press release is attached hereto as Exhibit 99.1.

Appointment of New Executive Officer

Mr. Kayton, age 41, currently serves as a member of the Company’s Board of Directors.  He has served as a consultant, principal and executive in the mortgage services industry for the past 18 years.  As a consultant, Mr. Kayton was responsible for building a national title company for a publicly traded company in the default sector, and was instrumental in creating a platform for the acquisition of non-performing mortgage debt and real estate owned assets for a private equity firm.  Prior, he spent 10 years as a principal and a director for Field Asset Services, Inc., a Texas-based national property preservation and maintenance firm specializing in the maintenance of non-performing real estate assets for national lending institutions and loan servicers.  Field Asset Services was sold to a Canadian public company in 2007.  From 2004 to 2007 he was a principal in, and managed, a partnership with a Fortune 500 Company which created a unique property and casualty insurance company for the settlement services industry.  Additionally, he spent from 1992 to 2004 as a principal and executive officer of a group of national title insurance agencies, as well as, other ancillary real estate and mortgage service businesses.  Mr. Kayton graduated from the University of Miami where he received Phi Beta Kappa honors.

            Mr. Kayton and the Company intend to enter into an employment agreement, the significant terms of which will include, without limitation, a base salary of $300,000, target incentive bonus of up to 50% of base salary and employee benefits provided to other management employees.  Mr. Kayton received a grant of a share option to purchase 120,000 ordinary shares of the Company under the 2009 Equity Incentive Plan (the “Plan”).  The share options will (i) be non-qualified stock options, (ii) vest in equal annual installments over three years, (iii) become immediately exercisable upon a Change in Control (as defined in the Plan), (iv) have an exercise price of $9.72 per share and (v) have a term of 10 years.  The employment agreement also contains standard terms for such agreements including a twelve-month non-competition and non-solicitation of employees restrictive covenant and a severance provision providing for a continuation of his base salary and health benefits for twelve months in the event he is terminated without cause or he terminates employment for good reason (including diminution of duties, reduction in base salary by more than 10% unless part of a general reduction, required relocation of principal place of employment by more than 50 miles or a breach by the Company of the employment agreement).

Appointment of New Director

The Company’s new director, Mr. Bernstein, age 43, currently serves as President of Benchmark Group of Florida, where as a principal and for third parties he has acquired, managed, repositioned, leased, developed and sold real property.  Prior to forming Benchmark in 2002, he was Vice President of Cisneros Television Group.  While at Cisneros and prior to that as Director of Corporate Development for Auto Nation, Inc., Mr. Bernstein lead dozens of acquisitions and business development efforts.  From 1996 to 1998, Mr. Bernstein was an Associate and Vice President at Genesis Merchant Group and Latin American Trade Finance, respectively.  In those positions he worked on public offerings, private placements and merger and acquisition transactions for a wide variety of companies.  Before graduate school, Mr. Bernstein worked for PKF Consulting and Ernst and Young in their real estate groups where he advised developers, owners and lenders and later for Bechtel Investments as an asset manager in the real estate division.  Mr. Bernstein received his Bachelors of Science from Cornell University in 1989 and an MBA with high distinction from the University of Michigan in 1996.

Mr. Bernstein will replace Mr. Kumar Gursahaney on the Company’s Board of Directors.  With Mr. Kayton becoming an officer of the Company, Mr. Gursahaney resigned from the Board of Directors in order to maintain the balance between independent directors and management directors on the Board.  Mr. Gursahaney will continue to serve as Executive Vice President, Chief Financial Officer and Treasurer of the Company.

 EXHIBITS

Exhibit No.	Description

99.1	Press release dated March 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer

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